Filed by EdtechX Holdings Acquisition Corp. II

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: EdtechX Holdings Acquisition Corp. II

(Commission File No. 001-39792)

EXPLANATORY NOTE

The following is a transcript for an interview of the Chief Executive Officer of zSpace Inc.

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Martin Yang: Good morning and good afternoon, everyone, for attending our OpCo tech conference session for zSpace. Today we have the honor to host the CEO of zSpace, Paul Kellenberger, at our conference. In the next 40 minutes, he will walk us through the business and the outlook for a very exciting AR/VR application for education vertical. Paul, the floor is yours.

Paul Kellenberger: Perfect. Thank you, Martin. Again, good afternoon, folks in the East Coast, and good morning, the folks in the West Coast. Quick background, by the way, I live in the West Coast, Silicon Valley. My name is Paul Kellenberger, CEO of zSpace. A brief background, I've got over 25 years technology experience, two larger public technology companies, and then moved into startups 22 years ago. I've been in the Bay Area, Silicon Valley for 22 years now. That's just a little bit of my background.

I'm actually going to start with a video because I'm assuming most or virtually none of you have ever seen zSpace. It's one of these unique solutions. I'll tell you more about the zSpace story in a moment. It'll give you a sense for zSpace. Not as good to seeing it live, but we'll start with this one or two-minute video and go from there.

Video Presentation: The computer experience has been unchanged since the introduction of the mouse and touchscreen in the 1980s. This created an inherent limitation. The screen can be a barrier to content, discouraging engagement, inhibiting creativity and learning. zSpace was founded to eliminate that barrier between content and user experience, just as Apple did with smartphones and Tesla did with electric cars. We did this through a range of innovations in hardware and software.

These innovations have eliminated the barrier between digital content and people so that they can be immersed in content, touch it, experience it, and interact with it as if it were real. Today, we are recognized as a leader in the eduverse where we're breaking the learning barriers, equity barriers, and workforce barriers in a global education market. Our proprietary innovative technology facilitates immersive experiential learning experiences across science, technology, engineering, and workforce applications.

Our solutions improve outcomes and efficacy from K-12 classrooms to continuing technical education for workforce development intents. zSpace's immersive AR/VR technology unites education with the metaverse, providing students with equitable access to innovative, engaging learning experiences. In fact, zSpace has been deployed in 94% of the top-100 school districts in the United States and has been used for workforce applications in 73% of these school districts, emphasizing the dexterity of our platform for learners across various classroom centers.

Our technology has been used by millions of learners around the world with the benefits backed by evidence, including significant test score improvement and greater social and emotional learning or SEL, teaching students soft skills such as persevering through failure and developing confidence. However, this is only the beginning. zSpace is committed to expanding across the entire learning spectrum and providing next-generation experiential learning to the workforce around the world.

Paul: I'm going to talk in a little more detail both along the history of the company, how we got to where we are. As I said prior to playing our video, this is something that is very unique. There's nothing comparable like it out on the market. When I walk you through the history in a little more detail, we'll give you that background. Lots of disclaimers here. By the way, we entered into a merger agreement with EdtechX—it’s actually called EdtechX—but EdtechX, in May and are working our way through that process as we speak.

I'm not going to go into any more detail other than to say, expect our S-4 filing by the beginning of January as a part of our going public process. I'm happy to take questions on that. I'm going to really jump ahead and focus this discussion on zSpace, our business, and our vision. A little bit about zSpace. We really started in the education vertical about seven years ago. That said, from the very beginning, we knew we had something we could take into any market. Obviously, this slide represents other markets, architectural, could be medical, could be manufacturing. The roots of the company are quite different than many other companies in that we began as an In-Q-Tel project.

For those of you who were familiar with it, In-Q-Tel was really founded initially as the venture of the intelligence agencies. Palantir is one of their well-known software companies' investments. We spent the first seven years, and by the way, I've been in this from the very beginning, the life of the company really building what became zSpace. Again, I'll talk more about what you saw in the video when I show you some more details on our products and our solutions. At the time, the plan obviously wasn't to spend seven years of deep R&D.

It took really longer than we planned on. We're not the only startup that's been through that. Now, however, we ended up with something that was really, really unique. By the way, we have over 70 granted patents. We made the decision to focus on the "education market," and I will talk about the education market in more detail when I talk about the solution. Initially, we were focused on the K-12, I call it K-12 STEM--science, technology, engineering, math—market segment.

Subsequently, four or five years ago, we moved more into the workforce development. Over in the US, the acronym that's used is Career and Technical Education, CTE. I'll talk more about that in a couple minutes. We're in over 2,400 schools, what I'll call customers. Well, there are about 14,000 school districts in the United States, so we still have lots of room for growth. As mentioned in the video, we're in 94 of the top 100 school districts. This is a list of the top 10. We're in all of the top 10. We're in 73 of the top 100 with our workforce development applications.

Actually, last year, and I wasn't going to go too deeply in the numbers unless there's questions, we did about 27 million in revenue last year. The target next year is into the fifties as represented here. I'll talk a little more about the solution in our opportunity here. This TAM is really our zSpace TAM. The dark blue stripes on the left side are really the K-12 STEM side of it. The light blue on the right side is the workforce development component of it. Again, we're going to talk more about these solutions in a couple of minutes, but a very big, large opportunity.

By the way, worldwide there's about 1.1 million schools. I'm going to focus this on the US right now in terms of most of this conversation, although we do a little business internationally. In the US, as you know, there's a lot of federal stimulus. Watching what's going on today with inflation and where we are and whatnot on the macro level, there's over $280 billion amongst the three acts that was targeted for education, with the K-12 segment there alone at about $190 billion. By the way, on that K-12 segment alone, approximately 20% was spent as of the end of 2021, so December 31st, 2021.

Most of that investment or spending went into what I'll call more core infrastructure things within the schools. Things like PPE due to COVID, Chromebooks, infrastructure, WiFi upgrades. There's still an incredible amount of stimulus funding that's available. By the way, we've been growing historically 30 to 40% per year free of this stimulus funding. I'll talk more in detail a little later, but we are now, and really this year, the first half of this year, we have seen the stimulus funding positively impacting our growth rates and growing even faster. By the way, the other thing about the stimulus funds is they are available until the end of 2024. They're around for a while.

The other thing I tell people, and by the way, we really got started as a company in the 2015 timeframe into the education market. By the way, that was before Oculus really got founded. We've been a pioneer. By the way, as much as we use AR/VR in our marketing, zSpace is really a display-based augmented reality solution. We're much more AR. When we first got started in the education market, we would have finance directors at school districts ask us what was our ROI. By the way, we had no idea. We were new in the market and we didn't have any data. What we did have was incredible engagement.

I will tell you, over the seven or eight years that we've been into the market, I continued to show, by the way, zSpace firsthand to people and I offer up to anyone on this Zoom who's interested—happy to show you a zSpace demo live because it's even better than what you see in the video—is that it would've increased student engagement. They get excited about learning, which is part of the reason we originally chose the education market, even though we could really do other markets.

Now, today, fast forward, we actually have a number of efficacy reports. The one in the middle here, Journal of Science Education and Technology. By the way, we didn't pay for the study. They did the background. They did their own research. On average, in science and math, grade scores go up about 16%. That is what I like to call the holy grail of education, really, really impactful, and obviously has been helping us to scale our own growth in our business. Now, when you talk about the solution, again, there's a hardware component, there's a software AR component, and there's a small services component.

This sign depicts the hardware component. On the left side here, we show what we call our original versions. By the way, they actually use eyewear. You can see the eyewear on the left side of the slide. The eyewear is similar to what you've seen in the theater, 3D passive eyewear. Our latest product that we started shipping in Q1 of this year, the Inspire, which is manufactured in conjunction with a major PC OEM, does not use eyewear, has the same experience. By the way, this is a gaming-level laptop. I'll talk more about the opportunities that presents us for after-school programs like e-sports in a little bit.

A little bit more about these products. Foxconn manufactures the all-in-one for us. The one-to-one model, the current version, was the original laptop we brought into the market manufactured by another tier 1 OEM. As I mentioned, the latest generation that doesn't require eyewear, same experience is manufactured by a major PC OEM. The way we price, and I'll talk about pricing here and package, is we don't sell a lot of these or two of these into a school district. Typically, they're sold as an entire solution or bundle.

On average, a classroom setup or a mobile classroom setup if it was in a laptop, make the assumption that there's 25 students in the classroom. The all-in-one is typically two students to one all-in-one setups. It could be a dozen, it could be all-in-ones, one-on-one on the laptops, which would be say 25 of them per class. We'll talk in a moment about the software bundles. We have content bundles that are targeted at middle schools, high schools, and different course areas of the subject matter, areas I'll talk about more.

With a little bit of services, services being teacher training, the bundling of that on average would be a $60,000 bundle. The hardware is unique and yes, it's proprietary, yes, it's unique, yes, we have patents filed in all of these areas. No one, and again in the education market, we are the AR/VR leader in terms of having this display-based, which is very different than when I call it the goggles-based people. Now let me talk a little bit about the technology and why we're different from other players in the AR/VR market.

The design objectives that we laid with out with our original In-Q-Tel project were focused on these four items on the left side, comfortable way of viewing, so no headache, no eye strain, an integrated and very intuitive experience. Again, the stylus which happens to be the primary way today, not the only way but the primary way to interact with these virtual objects up in free space is very, very natural and intuitive. By the way, kids pick this up incredibly quickly and it's very clever.

When I talk about the competitive landscape in a few slides, what I call the goggles guys, the AR/VR folks that have products that are on your head, they have not succeeded in the education market, because learning is collaborative, teachers don't want kids going off in some world not knowing what they're doing. By the way, we have real customers. These are a couple of samples from a couple of public schools, they're a big customers in upstate New York. We're in workforce development, we're both in the K-12 market, which tends to be the higher grades 10, 11, 12. We're, we are also in a number of community colleges, and there's over 22,000 community colleges in the United States.

Now we'll talk about the most critical piece to the solution. Again, I mentioned that hardware's a big one. The real driver of the business is the content. This is just a sampling on the left side or a few applications. These happen to be one that zSpace developed in math, different sciences held within the K-12 STEM segment. On the right side is the workforce development site. By the way, I break that into two different categories. One are the older schools, I'll call the trades and people call the trades, automotive, welding, HVAC. There's also a set of newer applications.

AI program in advanced manufacturing, we've got a company partner we're working with this like the Unity programming solution working on zSpace. We have the content on both of these. By the way, this is just a quick snapshot of some of the different content areas within our own website. I skipped over this but it's absolutely critical. In the US, we actually aligned our core content to standards. NGSS, the Next Generation Science Standards, state standards, a whole host of them which allowed us to really grow.

This next slide just shows some of those applications in the K-12 segment. In the workforce development industry, the credentials or certifications are really critical, and we have those as well. By the way, we're in a number of universities as well, although the bulk of our business has been in the K-12 and workforce development segment. As I mentioned earlier, the e-sports program with our latest Inspire product is very unique because it's a gaming-level laptop.

Quite frankly, it allows zSpace to be used during the day in the classroom and after school for programs like e-sports. By the way, the content has very much been engaging as I mentioned earlier. I mentioned the competitive landscape. Again, I'm going to go to through very quickly. We really don't have any and don't see any competition here in the United States. Very unique. The traditional players, whether it was HoloLens or Vive, or even Oculus when they first started in the entertainment side, they've all moved toward B2B enterprise.

Obviously, Meta with the metaverse has breathed, I'll say, new life into the AR/VR side of it. I'm sure you're all aware of this. There was a quote that Tim Bajarin who is a local Silicon Valley consultant who consults for a lot of the big tech companies. He had seen zSpace about four years ago pre-COVID and was writing an article for Fortune after the whole metaverse really picked up late last year. Tim wrote this quote and I agree with him. Obviously, it may sound a little self-serving, but to be mainstream, I don't think it's ever going to happen on your head with goggles exclusively. We have the potential to do that.

The next handful of slides I'm going to go through fairly quickly, really focus on our own going public and what we plan to do with the capital that comes along with the going public, as well as the focus in terms of our own continued growth. The first one is really continued US organic growth. We have, as I mentioned, a very good penetration so far, although we have a lot of headroom to continue to grow in the US. The stimulus dollars for the next two, two and a half years are going to really continue to help fuel that at a great level.

I mentioned international and that we don't do a lot of business internationally. In fact, the first half of this year, like I've said, 90% of our orders and bookings has just been here in the United States. We see opportunities in APAC. We see opportunities in the EMEA. By the way, we see opportunities in many different areas of workforce development as well as K-12 STEM. The primary use of proceeds, it represents roughly 50% of the use of proceeds, is focused on bringing additional software ARR into the company.

About 55% today is hardware, the remainder is software and a little bit of services, which is the ARR. Our focus on the software piece I'll talk a little more detail. In the US, as I mentioned, there is a tremendous amount of stimulus. By the way, about 60% of our business is done direct, 40% through partners here in the US. Again, this new laptop that we announced this year has additional opportunities for us beyond what we initially envisioned. Outside of the United States, we do business exclusively through reseller partners.

In the same vein, we haven't really taken advantage and really focused on the international areas in a significant way. That's part of what we want to go and focus on. In the software acquisitions, I'm going to talk about this in a little bit more detail, this is an area we see a tremendous amount of opportunity. There are many companies. By the way, we see them both workforce development as well as in the K-12 STEM side of it, they're in the lower end and a $2 to $5 million in ARR, very profitable, healthy gross margins.

By the way, there is more and more to the web-based solutions. To push it further here in the United States, as I said, the infrastructure or the solution has gotten stronger and stronger. That's the quick zSpace story. I'm not going into the numbers in detail, other than to focus here on our priorities. I'll give you kind of the top-level. Again, last year, we did round numbers $27 million in revenue. This year we're going to do in the mid-30s in revenue, continued growth in ARR. In general, our gross margins are in the, let's say, mid-40% range, just to give you a sense for it.

We have a very robust pipeline and the orders and the bookings, particularly this year we're seeing the stimulus dollars mostly impacting us in a positive way. Martin, I will stop there. Happy to take questions or delve into any area that you would love to.

Martin: Thank you, Paul, for a very comprehensive introduction. I would like to start with the e-sports scene you referenced briefly. Can you maybe talk about, are you seeing real traction or dual use of your hardware at school, where it's used both in classroom and as after-class programs for whatever e-sports programs those schools has. Can you give us more specific examples if there was a traction in that area?

Paul: The answer is, again, I would say we really saw an uptick this year. There's a number of customers, there's one in Texas, a smaller school district that has already implemented zSpace. During the day, they are using our zSpace solution, and content in the classroom happened to be a key core of STEM. As soon as school's over, they'll take the laptops and they'll use them for e-sports. One of our partners, just to mention the name is a company called Mastery Coding, you can google them. They are part and parcel to the entire e-sports initiative, if you will, as well as having a Unity programming solution that allows kids, whether they're in high school or community college, to become Unity programmers.

As many of you know, Unity rather than the de facto programming language in the AR/VR segment. We're seeing that over and over and we know schools like that. Now by the way, what makes zSpace unique, and let me jump one slide ahead here so you can see the graphic, and this is the gaming application, is that zSpace, you can use it with a stylus or interacting as you saw in the video, and you can go use it for programming.

One other theme, Martin, that I'm going to mention that is somewhat related to this, but it's not specific is when COVID hit and schools were frankly closed in March, April 2020, we went through our own changes as a company because, at the time, we were very much a face-to-face selling team. We had to retool our own field organization to sell virtual, which the team was very successful at. The other thing that we got, I'll say, nudged into by our customers was to make our content also available on two devices, on Chromebooks, on laptops through the web.

One of the products that is shown on these slides to view, we created a version called StudioA3, anywhere, anyplace, anytime. It's what the A3 stands for. More and more, we're putting our own content out into the market. By the way, if you're using it on zSpace, you will get the absolute best experience, a fantastic best experience like showcasing…it could be you want to go and you have an after-school project, something you may use your parents' laptop, chrome web browser, whatever can use it as well. More and more, we see that and we believe it's going to be a continued growing trend.

Martin: Got it. Thank you. I want to touch on some of the near-term market dynamics. Your laptop is powered by a very strong GPU and very capable hardware that can be used for high-end gaming and for rendering very realistic 3D graphics. Can you touch on maybe what have you seen regarding the hardware supply chain, and what are you seeing in the next six months? Do you see any meaningful changes regarding the hardware development, supply, supply chain logistics that will happen to effect the near-term market outlook?

Paul: My hunch is that people that are on the Zoom are reading and reading and reading the journal and whatnot about what's going on in the global supply chains. I'll give you Paul's perspective. Needless to say, the last couple of years for us, and by the way, we had a really big backlog at the end of 2021 that is historically we've never had because of the global supply chain challenges. 2020 and 2021 were a couple of years from the global supply chain perspective. The first half of this year, things started to get a little better based upon what we are now seeing.

Probably in the previous quarter and next quarter, we're seeing things getting significantly better. Now, by the way, we're a small company, mid-30s in revenue this year. However, some of the bigger players and there's plenty of articles out in the press, the business is sounding a little bit settled. I believe that is working to our benefit. Again, we certainly see that headed in that direction. I think the other thing that goes into this and which is a strategic decision that we made, Martin, and I go back to this, is the relationship with this major PC OEM. It's one of the top five.

We're in leveraging their supply chain. We're leveraging their network and their brand. We also believe we'll be able to innovate quicker and turn products around quicker just to give you a sense for that. We certainly feel like things are getting better. We're seeing the pieces of it. The next probably 90 days are going to really be the most telling piece.

Martin: Got it. Laptops usually go through annual product refresh cycles, and is your product going through similar cycles, or do they get refresh maybe at a lower cadence due to their marketing reserve?

Paul: Maybe I'll give you the data behind. The all-in-one we initially started shipping back in 2016 with Foxconn. By the way, we still continue to sell it in the marketplace today. You can look at this as a good or bad thing with our business but the product works extremely reliable, extremely durable. It's been around for quite a while. By the way, we've refreshed numerous times. The industrial design is the same. We have progressed in the components. The laptop we announced in the 2017-2018 timeframe also continues to be on the market today.

This one is a much more of zSpace-only in terms of the performance and power that runs. The Inspire, again, you mentioned that you can get it in an Intel i5 or i7. It's running either an NVIDIA 3060 or 3080. You can get high-end GPUs that go along with it. We believe the cycles are going to be more in the 18 to 24-month refresh, which is a little more normal within the education market segment. That said, we have plenty of products and the other ones that are still out there being used and they work and they last.

Martin: Perfect. When you think about adjacent products for hardware, are you developing other peripherals that go with the education software you're developing, or is the laptop the focus from the hardware product line-up perspective?

Paul: In the near term today, I would say that the laptop remains the primary focus. Again, as the slide demonstrates, the all-in-one, albeit and it has continued demand. By the way, internationally, outside the United States, it also has a demand, is a little more of a lab. It's the classroom lab whereas the laptop is more of a one-to-one. I think in terms of where we're headed it's directionally much more likely to be focused on laptops. Nothing is stopping us from doing something else within other form factors. We have the capability to do that but right now, in the educational market, I would say the laptop for me is the primary focus.

Martin: Got it. And you mentioned earlier that the majority of your sales in the US at least is direct. Are you thinking of investing more between those sales to capture the fed budget?

Paul: By the way, I'm going to show you a slide. This is an investor presentation. It's a little dated because it only shows Q1. However, I think later this week we will release an updated investor presentation that'll show the first half. The growth in the first half is very consistent with the growth in the first quarter here. We have a very robust pipeline in the US. As I mentioned, 60% of our revenue is done direct, 40% through the reseller partners. The way we've grown the business we have a strong sales team that part of our field team that are regionally dispersed.

We have a centralized marketing team. We have a set of subject matter experts in both the workforce development and our former CTE directors. We also have the same experts in the K-12 STEM side of it. We have a small but growing group of customer success managers. That's the group we're going to continue to invest. They're the ones who ensure schools are successful utilizing the product. Obviously, in the software side of it, it's all about both growth in the ARR, as well as strong retention rates. That's another major focus we have.

Martin: Usually, you talk about the hardware-software bundle. Do software sales happen after the bundle sales at all or most of the software are already dropped into the bundle when you approach a new customer?

Paul: Good question. It's actually both. When we sell the bundles, the software is locked in. Typically, the contracts within the education segment are for one year. There's some two-year owners as well. It has to do with the way they have the school district funding. They pay upfront, which is great. Then at the end of that first year, soon as the first year contract, we'll do a review and we may add additional software into the bundles. At that time, they may purchase additional hardware, they may purchase additional bundles. It's very much melding both. It is a part of the initial bundles and then obviously we look to try and add more and upsell into it.

Martin: Got it. At this point, we don't see any more questions from the audience. Paul, before we wrap up or would you like to make any closing remarks?

Paul: No, just thank you for allowing us to participate here, Martin. As I mentioned at the onset, anyone who's interested in seeing zSpace, it's very unique. We have a small team in the big scheme of things, say round numbers 80 people in the company. We have something that is incredibly impactful within the education and learning market. I mentioned SEL and learning loss. I was with a group yesterday that happened to be very focused. Their kids were in summer camps this summer because they're trying to make sure their kids get caught up from having missed school during the COVID year.

We have something very unique, which is a part of our vision. Not only do we have something that is in the AR segment and is unlike anything that anyone else has, but we have something that's also very, very impactful. Thank you, Martin. Hope the rest of the conference goes well.

Martin: Thank you. Thank you for attending. Have a good rest of the day.

Paul: Thanks, Martin.

Martin: Bye-bye.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between zSpace and EdtechX II. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of EdtechX II’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, the registration statement on Form S-4, and other documents filed by EdtechX II from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and zSpace and EdtechX II assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither zSpace nor EdtechX II gives any assurance that either zSpace or EdtechX II will achieve its expectations.

Additional Information and Where to Find It / Non-Solicitation

This communication relates to a proposed transaction between zSpace and EdtechX II. This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of zSpace, the combined company or EdtechX II, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended (the “Securities Act”). EdtechX II intends to file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus and proxy statement of EdtechX II, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all EdtechX II shareholders. EdtechX II also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of EdtechX II are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Participants in Solicitation

EdtechX II and zSpace and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from EdtechX II’s stockholders in connection with the proposed transaction. Information about EdtechX II’s directors and executive officers and their ownership of EdtechX II’s securities is set forth in EdtechX II’s filings with the SEC. To the extent that holdings of EdtechX II’s securities have changed since the amounts printed in EdtechX II’s Registration Statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

These communications do not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.